Mail Stop 3233
                                                           May 3, 2018


Via E-mail
Christopher Ricaurte
Chief Financial Officer
R1 RCM, Inc.
401 North Michigan Ave, Suite 2700
Chicago, IL 60611


       Re:    R1 RCM, Inc.
              Form 10-K for the Year Ended December 31, 2017
              Filed March 9, 2018
              File No. 1-34746

Dear Mr. Ricaurte:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Item 6. Selected Financial Data

Adjusted EBITDA, page 47
   1. We note your disclosure that the use of adjusted EBITDA to measure operating and financial performance was limited by your revenue recognition criteria prior to 2017 and that the measure did not adequately match corresponding cash flows resulting from customer contracting activities. Based on this disclosure along with the adjustments made to arrive at Adjusted EBITDA, it appears that you may consider it to be a liquidity measure. Please revise to provide a reconciliation from the most directly comparable
      GAAP measure, Cash Flows from Operating Activities. Please also refer to Item
      10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures.
 Christopher Ricaurte
R1 RCM, Inc.
May 3, 2018
Page 2

Reconciliation of GAAP and Non-GAAP Measures, page 47
    2. Please clarify how your measures, "gross cash generated from customer contracting activities" and "net cash generated from customer contracting activities," are appropriately titled given that these measures include an adjustment for the change in invoiced or accrued net operating fees that do not meet revenue recognition criteria.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
49
    3. We note that you deploy your RCM services through an operating partner relationship or a co-managed relationship. Please discuss how the two relationships affect the financial statements differently (i.e., the operating partner agreements result in greater revenue and costs vis- -vis the co-managed agreements), and describe the mix between the two relationships for the periods presented.

Net Services Revenue (2017) (GAAP) compared to Gross Cash Generated from
Customer
Contracting Activities (2016) (non-GAAP), page 59
    4. We note your comparison of 2017 net revenues to "gross cash generated from customer contracting activities." This measure, along with your presentation of "net cash generated from customer contracting activities, appear to be calculated using individually tailored revenue recognition and measurement methods. Please tell us how you determined that these non-GAAP measures comply with Question 100.04 of the Non-
       GAAP Compliance and Disclosure Interpretations.
Revenue Recognition, page F-8

Periods commencing January 1, 2017, page F-9
    5. We note you constrain estimates of variable consideration. Please explain to us the judgments used in assessing whether an estimate of variable consideration is constrained.
       In this regard, describe to us the factors that resulted in the constraint of variable consideration and how the constraint will be resolved. In addition, tell us how you considered ASC 606-10-50-17 and 50-20 related to disclosures of significant judgments used in determining the transaction price.
 Christopher Ricaurte
R1 RCM, Inc.
May 3, 2018
Page 3

Note 16. Related Party Transactions, page F-40
    6. We note that you reimburse Ascension for certain severance and retention costs related to certain Ascension employees who will not be transitioned to you. Please tell us the amount of these costs incurred in 2017 and 2016, and whether you classified the costs as expense or a reduction in transaction price and the basis for that classification.

Note 18. Segments and Customer Concentrations, page F-41
    7. We note that Ascension and its affiliated hospitals accounted for 66% and 31%, respectively, of your accounts receivable at December 31, 2017 and December 31, 2016;
       and 90% and 78% of your total net services revenue for the years then ended. Please tell us what consideration you gave to including financial statements for Ascension in your
       Form 10-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-
551-3856 with any questions.


                                                           Sincerely,

                                                           /s/ Shannon Sobotka

                                                           Shannon Sobotka
                                                           Staff Accountant
                                                           Office of Real
Estate
                                                           & Commodities